UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 1)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                           Thistle Group Holdings, Co.
                           ---------------------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
                          ----------------------------
                         (Title of Class of Securities)


                                    88431E103
                                    ---------
                                 (CUSIP Number)


                              Mr. Seymour Holtzman
                             c/o Jewelcor Companies
                            100 N. Wilkes-Barre Blvd.
                        Wilkes-Barre, Pennsylvania 18702
                                 (570) 822-6277
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                  March 1, 2002
                                  -------------
                      (Date of Event Which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                                  SCHEDULE 13D

CUSIP No. 53631T102000

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Jewelcor Management, Inc.                                     23-2331228
 -----------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [x]
                                                                   (b)  |_|
------------------------------------------------------------------------------
3)    SEC USE ONLY

------------------------------------------------------------------------------
4)    SOURCE OF FUNDS
      OO
------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                |_|
------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      Nevada
------------------------------------------------------------------------------
                        7)    SOLE VOTING POWER
NUMBER OF                     330,826
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      none
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        330,826
WITH              ____________________________________________________________
                       10)    SHARED DISPOSITIVE POWER
                              none
------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      330,826
------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                              |_|
------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.93%
------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON
      CO
------------------------------------------------------------------------------


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

                                  SCHEDULE 13D

CUSIP No. 53631T102000

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Barington Companies Equity Partners, L.P.                     13-4088890
 -----------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [X]
                                                                   (b)  |_|
------------------------------------------------------------------------------
3)    SEC USE ONLY

------------------------------------------------------------------------------
4)    SOURCE OF FUNDS
      WC
------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                              |_|
------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
------------------------------------------------------------------------------
                        7)    SOLE VOTING POWER
NUMBER OF                     17,850
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      none
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        17,850
WITH              ____________________________________________________________
                       10)    SHARED DISPOSITIVE POWER
                              none
------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      17,850
------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 |_|
------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Less than 1.0%
------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON
      PN
------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 53631T102000

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      musicmaker.com, Inc.                                          54-1811721
 -----------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [X]
                                                                   (b)  |_|
------------------------------------------------------------------------------
3)    SEC USE ONLY

------------------------------------------------------------------------------
4)    SOURCE OF FUNDS
      WC
------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                |_|
------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
------------------------------------------------------------------------------
                        7)    SOLE VOTING POWER
NUMBER OF                     13,500
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      none
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        13,500
WITH              ____________________________________________________________
                       10)    SHARED DISPOSITIVE POWER
                              none
------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      13,500
------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                     |_|
------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Less than 1.0%
------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON
      CO
------------------------------------------------------------------------------

      Introduction.     This Amendment No. 1 amends and supplements the
Schedule 13D, dated February 27, 2002 (the "Schedule 13D"), filed with the Securities and Exchange Commission by Jewelcor Management, Inc. ("JMI"), Barington Companies Equity Partners, L.P. ("Barington") and musicmaker.com, Inc. ("musicmaker"), with respect to the common stock, $.10 par value (the "Common Stock"), of Thistle Group Holdings, Co., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 6060 Ridge Avenue, Philadelphia, Pennsylvania 19128.

            Item 3 of the Schedule 13D, "Source and Amount of Funds or Other Consideration," is amended by adding the following:

      On February 28, 2002, JMI purchased 10,600 shares of the Company's Common Stock in the open market for an aggregate purchase price of $125,903.78. The purchases were made in open market transactions with funds borrowed by JMI against its margin account with Bear Stearns.

            Item 4 of the Schedule 13D, "Purpose of Transaction," is amended by adding the following:

      On the morning of February 27, 2002, Seymour Holtzman, Chairman and Chief Executive Officer of JMI, telephoned Mr. John McGill, Chairman and Chief Executive Officer of the Company, to discuss the letter dated February 25, 2002, sent by JMI to the Company. While the Company's receipt of JMI's letter was confirmed by Mr. David Ayers, Mr. McGill's assistant, Mr. Ayers told Mr. Holtzman that Mr. McGill was not in the office and that it was unlikely that Mr. McGill would return Mr. Holtzman's call. An additional attempt to talk to Mr. McGill was made on the afternoon of February 27, 2002. Once again, Mr. Ayers told Mr. Holtzman that Mr. McGill was not in the office. To date, Mr. McGill has not returned either of Mr. Holtzman's telephone calls.

      On March 1, 2002, JMI received a letter from Mr. McGill, dated February 26, 2002, acknowledging receipt of JMI's letter of February 25, 2002.

      On March 1, 2002, JMI received a letter from Mr. Francis McGill, Secretary of the Company, dated February 25, 2002, acknowledging receipt of JMI's letter of February 13, 2002 giving notice of JMI's nomination of Seymour Holtzman, James A. Mitarotonda and Alfred I. Fiergang for election as directors of the Company at the Company's next annual meeting.

         On March 1, 2002, JMI sent notice to Mr. Francis McGill, as Secretary of the Company, requesting a list of all shareholders of the Company as of March 4, 2002, the record date for the Company's 2002 annual meeting.

        On March 5, 2002, JMI filed a Preliminary Proxy Statement on Schedule 14A with repsect to the Company's 2002 annual meeting, on behalf of the Committee to Maximize Shareholder Value formed by JMI, Barington and musicmaker. The Preliminary Proxy Statement relates to the Committee's solicitation of proxies in support of the election of Mssrs. Holtzman,

Mitarotonda and Fiergang to the Board of Directors of the Company in opposition to the nominees of the incumnent Board. The Preliminary Proxy Statement indicates that, if elected, such nominees expect to seek, among other things, to have the Company retain an investment banking firm to explore a potential sale of the Company at a premium over its current market price.

            Item 5(a) of the Schedule 13D, "Interest in Securities of the Issuer," is deleted in its entirety and replaced with the following:

      As of the date hereof, the Reporting Entities own an aggregate of 362,176 shares of Common Stock, representing approximately 5.4% of the outstanding shares of Common Stock based upon the 6,699,955 shares of Common Stock reported by the Company to be issued and outstanding as of October 23, 2001 in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.

      As of the date hereof, JMI beneficially owns an aggregate of 330,826 shares of Common Stock, representing approximately 4.93% of the outstanding shares of Common Stock.

      As of the date hereof, Barington beneficially owns an aggregate of 17,850 shares of Common Stock, representing less than 1.0% of the outstanding shares of Common Stock.

      As of the date hereof, musicmaker beneficially owns an aggregate of 13,500 shares of Common Stock, representing less than 1.0% of the outstanding shares of Common Stock.

            Item 7 of the Schedule 13D, "Material to be Filed as Exhibits," is amended by adding the following:

      4.    Letter to Francis McGill, Secretary of the Company, dated March
            1, 2002.

      5. The Preliminary Proxy Statement on Schedule 14A as filed with the Securities and Exchange Commission on March 5, 2002 by the Committee to Maximize Shareholder Value.


            Schedule III of the Schedule 13D, "Shares purchased by Jewelcor Management, Inc.," is amended by adding the following:

Date        Number of Shares  Price Per Share   Commission        Cost
----        ----------------  ---------------   ----------        ----
2/28/02         10,600            $11.8613        $174.00       $125,903.78



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

                                   SIGNATURES

             After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:      March 11, 2002

                                       JEWELCOR MANAGEMENT, INC.


                                       By: /s/ Seymour Holtzman
                                          ------------------------------
                                        Name:   Seymour Holtzman
                                        Title:  Chairman and Chief Executive
                                                Officer


                                       BARINGTON COMPANIES EQUITY PARTNERS, L.P.

                                       By: Barington Companies Investors,
                                           LLC, its general partner

                                       By: /s/ James A. Mitarotonda
                                          ------------------------------
                                        Name:   James A. Mitarotonda
                                        Title:  President and Chief Executive
                                                Officer


                                       MUSICMAKER.COM, INC.


                                       By: /s/ James A. Mitarotonda
                                           -----------------------------
                                        Name:   James A. Mitarotonda
                                        Title:  President and Chief Executive
                                                Officer



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